May 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eddie Kim

David Plattner

Re:	Deciphera Pharmaceuticals, Inc.

Schedule 14D-9 filed May 13, 2024

File No. 005-90130

Ladies and Gentlemen:

This letter is submitted on behalf of Deciphera Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to the undersigned dated May 21, 2024 (the “Comment Letter”) with respect to the Company’s Schedule 14D-9, filed with the Commission on May 13, 2024 (the “Schedule 14D-9”). For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s responses below the applicable comment. The reference to a page number below is to a page of the Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Schedule 14D-9 filed May 13, 2024

Past Contacts, Transactions, Negotiations and Agreements, page 3

1.

Refer to the last sentence on the bottom of page 3. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

Response:

In response to the Staff’s comment, the Company has revised the bottom of page 3 and the top of page 4 of the Schedule 14D-9 to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws. The Company confirms its understanding that, notwithstanding the inclusion of this general disclaimer, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Schedule 14D-9 not misleading.

Division of Corporation Finance

Securities and Exchange Commission

May 22, 2024

2.

Under subsection “Golden Parachute Compensation,” on page 13, you note under (4) that “Daniel L. Flynn, Ph.D., the Company’s founder and former Executive Vice President, Chief Scientific Officer, retired from his position on September 5, 2023. Following his resignation, Dr. Flynn served as a Senior Advisor through December 31, 2024 and, thereafter, as a consultant from time to time and as requested by the Company” (emphasis added). Please provide the accurate date.

Response:

In response to the Staff’s comment, the Company has revised footnote (4) on page 13 of the Schedule 14D-9 to provide the accurate date.

* * * *

If you should have any questions regarding the above, please contact our counsel, Lisa R. Haddad of Goodwin Procter LLP, at (617) 570-8311.

Sincerely,

Deciphera Pharmaceuticals, Inc.

/s/ Steven L. Hoerter
Steven L. Hoerter
President & Chief Executive Officer